U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                 FORM 12B-25


                         NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER 000-25499


[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

For Period Ended:      December 31, 1999
                  -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


PART I - Registrant Information
----------------------------------------------------------------------------

Full Name of Registrant:  INFINITE TECHNOLOGY CORPORATION
                         --------------------------------

Former Name of Registrant:  COLOR STRATEGIES
                            ------------------

Address of Principal Executive Office (Street and Number):

          3050 East 630 North, Suite D1, St. George, Utah     84790
           ---------------------------------------------------------

Former Address

         Not applicable
          --------------


PART II - Rules 12b-25 (b) and (c)
-----------------------------------------------------------------------------

[ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] The subject report on 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

[   ] The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - Narrative
----------------------------------------------------------------------------

     The Company is attempting to verify certain information which cannot be obtained until early April, 2000. It is anticipated such information may require certain adjustments to some of the discussion contained in the Company's Form 10KSB. The Company will file its 10-KSB on or before April 14, 2000.


PART IV- Other Information
-----------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

          Tami Tischner         (435) 628-8130


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No


    INFINITE TECHNOLOGY CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                           INFINITE TECHNOLOGY CORPORATION

Date: March 29, 1999        By: /s/ Tami Tischner
                               -----------------------
                                 Tami Tischner, President